May 4, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On March 3, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the MutualHedge Frontier Legends Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 227 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 18, 2011, you provided comments with respect to the Fund by email.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  For your convenience, I have reproduced those comments.

1.

Comment.  Are there any affiliations between the Fund's adviser and the Bornhoft Group?

Response.  The Fund's adviser has represented that the adviser and the Bornhoft Group are not affiliated persons of each other, as such term is defined in section 2(a)(3) of the Investment Company Act of 1940, as amended (the "1940 Act").

2.

Comment.  Are there affiliations between the Fund's adviser and other commodity pool operators that advise commodity pools in which the Fund invests?

Response.  The Fund's adviser has represented that the adviser is not an affiliated person, as such term is defined in section 2(a)(3) of the 1940 Act, of any commodity pool operators that advise commodity pools in which the Fund (or the Fund's subsidiary) invests.

   JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser